UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number  001-12929

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMSCOPE, INC. OF NORTH CAROLINA EMPLOYEES RETIREMENT SAVINGS PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CommScope, Inc.
(Exact name of registrant as specified in its charter)

Delaware	36-4135495
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1100 CommScope Place SE, P.O. Box 339
Hickory, North Carolina 28602
 (Address of principal executive offices)
(Zip Code)

(828) 324-2200
(Registrant’s telephone number, including area code)

CommScope, Inc. of
North Carolina Employees
Retirement Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2005 and 2004,
Supplemental Schedules as of and for the Year Ended
December 31, 2005, and Report of Independent
Registered Public Accounting Firm

COMMSCOPE, INC. OF NORTH CAROLINA EMPLOYEES RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	5

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	6

Notes to Financial Statements	7-12

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2005	14

Form 5500, Schedule H, Part IV, Line 4j—Schedule of Reportable Transactions for the Year Ended December 31, 2005	15

SIGNATURES	16

EXHIBITS	18

NOTE:

All other schedules required by Section 2520.130-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in and Plan Administrator of
CommScope, Inc. of North Carolina
Employees Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of CommScope, Inc. of North Carolina Employees Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina
June 21, 2006

COMMSCOPE, INC. OF NORTH CAROLINA

EMPLOYEES RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS:
Investments:
Participant-directed investments	$123,654,330	$114,006,886
Nonparticipant-directed investments	27,759,389	26,718,581

Total investments	151,413,719	140,725,467

Receivables:
Employer contributions	194,060	91,156
Participant contributions	290,167	274,179

Total receivables	484,227	365,335

Cash	18,017,539	—

NET ASSETS AVAILABLE FOR BENEFITS	$169,915,485	$141,090,802

See notes to financial statements.

COMMSCOPE, INC. OF NORTH CAROLINA

EMPLOYEES RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

ADDITIONS:
Investment income:
Interest and dividend income	$4,453,869	$3,602,943
Net appreciation in fair value of investments	4,301,069	8,760,706

Total investment income	8,754,938	12,363,649

Contributions:
Employer’s	5,950,218	5,489,789
Participants’	6,099,358	5,370,395
Participants’ rollovers	280,317	171,655

Total contributions	12,329,893	11,031,839

Transfer from other plan (Note 1)	18,184,962	—

Total additions	39,269,793	23,395,488

DEDUCTIONS—Benefits paid to participants	10,445,110	9,970,468

NET INCREASE	28,824,683	13,425,020

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	141,090,802	127,665,782

End of year	$169,915,485	$141,090,802

See notes to financial statements.

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                 DESCRIPTION OF THE PLAN

The following description of the CommScope, Inc. of North Carolina Employees Retirement Savings Plan (the ”Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General—The Plan is a defined contribution plan covering all eligible domestic employees of CommScope, Inc. of North Carolina and subsidiaries (the “Company”). The Company is a wholly-owned subsidiary of CommScope, Inc. Eligibility for participation in the salary deferral savings and Company-matching portions of the Plan occurs on the first day of the calendar month following the completion of one hour of service.

The Company may make a discretionary profit-sharing cash contribution to the Plan in such amount as approved by the Board of Directors of the Company. Eligibility for participation in the employer discretionary profit-sharing portion of the Plan occurs on the first day of the calendar month following the completion of 1,000 hours of service in a 12-month period. The Board of Directors of the Company designates the portion of the discretionary profit-sharing contribution that is eligible to be paid to participants in cash, subject to each participant’s election, if any, and the portion that must be allocated to participants’ accounts. During 2005 and 2004, the discretionary profit-sharing contribution portion deferred to the participants’ accounts was $4,124,118 and $3,925,249, respectively.

The Administrative Committee is responsible for the general administration and interpretation of the Plan and for carrying out its provisions. The Investment Committee is responsible for the investment of the assets of the Plan. Vanguard Fiduciary Trust Company (“Vanguard”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Merger—Effective December 31, 2005, the CommScope Solutions Retirement Savings Plan (the “Solutions Plan”) was merged into the Plan. As a result of the merger, assets of $18,184,962 were transferred from the Solutions Plan to the Plan. At December 31, 2005, these assets were in transit to Vanguard and are classified as cash on the 2005 statement of net assets available for benefits. These assets were received at Vanguard on January 3, 2006.

Contributions—Participants may contribute any whole percentage from 1% up to 100% of their pretax annual base compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants who attain age 50 by the end of the plan year may contribute an additional catch-up contribution to the Plan.

For each plan year, the Company may make a matching contribution equal to 50% of the first 4% of base compensation that a participant contributes to the Plan through salary-reduction contributions. The Company may increase its matching contribution for any plan year in a consistent and nondiscriminatory manner. As discussed above, for each plan year, the Company may make a discretionary profit-sharing cash contribution to the Plan in such amount as approved by the Board of Directors of the Company. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and allocations of the Company’s discretionary profit-sharing contributions, if any, as well as related plan earnings. Participant accounts are also charged with any benefit payments and an allocation of plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions in increments of 10% into various investment options offered by the Plan. Company-matching contributions are nonparticipant-directed in that they are automatically invested in the CommScope Stock Fund. The Company’s discretionary profit-sharing contributions are allocated to any of the fourteen investment options, as directed by the participants. The Plan currently offers twelve mutual funds, a common trust fund and the CommScope Stock Fund as investment options for participants.

Vesting—Participants are immediately vested in their salary-reduction contributions, Company-matching contributions, discretionary profit-sharing cash payout and related earnings. Participants become vested in the Company’s discretionary profit-sharing contributions to the Plan and related earnings according to the following schedule:

Less than 2 years	0%
2 years	25
3 years	50
4 years	75
5 years	100

Participants also fully vest in the event of involuntary termination related to a permanent layoff, reaching age 65, permanent disability, death or termination of the Plan. If a participant terminates employment before he or she has a fully vested interest in his or her account for reasons other than those listed above, the amount of the Company’s discretionary profit-sharing contribution which is not fully vested is forfeited by the participant and is used to reduce future Company-matching and discretionary profit-sharing contributions.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. The participant is required to repay the loan in equal installments to be made not less frequently than quarterly and can elect a 1- to 5-year repayment plan or up to 15 years for the purchase of a primary residence.

Payment of Benefits—Withdrawals from participant accounts are permitted upon reaching age 59½, termination, retirement, death, disability or financial hardship, as defined by the Plan. Distributions are generally paid in a single lump sum in cash or in cash plus that number of whole shares allocated to the participant’s account in the CommScope Stock Fund. In addition, active vested participants who are eligible for distributions may elect to defer their distributions and continue investment in the Plan up to age 70½ or, with respect to non-5% owners, if later, retirement. Distributions made pursuant to the minimum required distribution rules of section 401(a)(9) of the IRC may be made in installments and the Plan allows these participants the election to have life expectancies recalculated.

2.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including mutual funds, a common trust fund and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the fair value of shares held by the Plan at year-end. Investments in common trust funds (“funds”) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such common trust funds by dividing the fund’s net assets at fair value by the units outstanding at each valuation date. The CommScope Stock Fund is valued at year-end unit closing price (comprised of year-end market price for shares held by the CommScope Stock Fund plus the value of money-market reserves). The loans to participants are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Management fees and operating expenses charged to the Plan for investment in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—All administrative expenses of the Plan are paid by the Company.

Payments of Benefits—Benefit payments are recorded when paid.

3.                 INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004 are as follows:

	2005	2004

Vanguard Wellington Fund Investor Shares, 1,065,197 and 988,050 shares, respectively	$32,328,726	$29,829,229
Vanguard 500 Index Fund Investor Shares, 249,736 and 248,375 shares, respectively	28,699,672	27,728,540
Vanguard Federal Money Market Fund, 16,588,128 and 15,771,556 shares, respectively	16,588,128	15,771,556
Vanguard Retirement Savings Trust, 10,672,314 and 10,586,987 units, respectively	10,672,314	10,586,987
*CommScope Stock Fund, 1,379,006 and 1,413,682 units, respectively	27,759,389	26,718,581
Loans to participants	**	7,379,043

*   Nonparticipant-directed.

** Investment does not exceed 5% of net assets available for benefits as of year end.

The Plan’s investments appreciated in value (including gains and losses on investments bought and sold, as well as held during the year) by $4,301,069 and $8,760,706 during 2005 and 2004, respectively, as follows:

	2005	2004

Vanguard mutual funds:
Wellington Fund Investor Shares	$169,625	$1,286,572
500 Index Fund Investor Shares	834,607	2,216,735
Extended Market Index Fund Investor Shares	170,158	236,026
GNMA Fund Investor Shares	(83,331)	(42,407)
International Growth Fund	312,646	332,179
STAR Fund	138,329	202,172
U.S. Growth Fund	624,007	344,588
Explorer Fund	(20,763)	135,903
Morgan Growth Fund Investor Shares	69,232	60,890
Total Bond Market Index Fund	(18,890)	4,455
Windsor II Fund Investor Shares	35,276	121,157
CommScope Stock Fund	2,070,173	3,862,436

Net appreciation in fair value of investments	$4,301,069	$8,760,706

4.                 NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2005 and 2004 and for the years then ended:

	2005	2004

Net assets—CommScope Stock Fund	$27,759,389	$26,718,581

Change in net assets:
Investment income	$2,073,429	$3,864,746
Employer’s contributions	2,191,149	1,992,990
Participants’ contributions	615,012	601,484
Participants’ rollovers	38,010	5,501
Benefits paid to participants	(1,779,033)	(1,901,338)
Transfers to participant-directed investments	(2,097,759)	(1,874,682)

Net change	1,040,808	2,688,701
CommScope Stock Fund:
Beginning of year	26,718,581	24,029,880

End of year	$27,759,389	$26,718,581

5.                 RELATED PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds and units of participation in a common trust fund managed by an affiliate of Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2005 and 2004, the Plan held common stock of CommScope, Inc., with a cost basis of $25,831,217 and $26,796,781, respectively. During the years ended December 31, 2005 and 2004, the Plan recognized no dividend income related to CommScope, Inc. common stock.

6.                 PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

7.                 FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 29, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.                 SUBSEQUENT EVENT

Effective January 1, 2006, the Plan was amended and restated and the following significant changes to the plan document were made:

•               The name of the Plan was changed to CommScope, Inc. Retirement Savings Plan and CommScope, Inc. of North Carolina was replaced by CommScope, Inc. as the sponsor of the Plan.

•               Each participant who was credited with an hour of service on or after January 1, 2006, was fully vested in his or her account.

•               Each month, a matching contribution will be made equal to 100% of the first 4% of compensation, as defined, that a participant contributes to the Plan through salary-reduction contributions.

•               Each month, a non-discretionary contribution will be made to each eligible participant equal to 2% of compensation, as defined.

•               One half of the matching contribution will be automatically invested in the CommScope Stock Fund, but may be transferred by the participant at any time thereafter to any other investment option in the Plan.

•               A participant’s compensation will be automatically reduced by 2% and that amount will be contributed to the Plan for the benefit of the participant, unless the participant makes an affirmative election otherwise.

******

SUPPLEMENTAL SCHEDULES

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party		Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

*	Vanguard Wellington Fund
	Investor Shares	Mutual Fund	**	$32,328,726

*	Vanguard 500 Index Fund
	Investor Shares	Mutual Fund	**	28,699,672

*	Vanguard Federal Money Market Fund	Mutual Fund	**	16,588,128

*	Vanguard STAR Fund	Mutual Fund	**	3,142,801

*	Vanguard U.S. Growth Fund	Mutual Fund	**	6,229,459

*	Vanguard International Growth Fund	Mutual Fund	**	3,221,327

*	Vanguard Extended Market Index
	Fund Investor Shares	Mutual Fund	**	2,267,553

*	Vanguard Explorer Fund	Mutual Fund	**	1,538,081

*	Vanguard Morgan Growth Fund
	Investor Shares	Mutual Fund	**	930,925

*	Vanguard Total Bond Market
	Index Fund	Mutual Fund	**	1,020,651

*	Vanguard Windsor II Fund
	Investor Shares	Mutual Fund	**	3,140,478

*	Vanguard Retirement Savings Trust	Common Trust Fund	**	10,672,314

*	Vanguard GNMA Fund Investor Shares	Mutual Fund	**	6,184,934

*	CommScope Stock Fund	Company Stock Fund	$25,831,217	27,759,389

*	Various participants	Participant loans (maturing 2006
		to 2020 at interest rates ranging
		from 5% to 10.5%)	**	7,689,281

	TOTAL INVESTEMENTS			$151,413,719

*                    Permitted party-in-interest.

**             Cost information is not required for participant-directed investments and, therefore, is not included.

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2005

					Current
					Value of
					Asset on
Identity of		Purchase	Selling	Cost of	Transaction
Party Involved	Description of Asset	Price	Price	Asset	Date	Net Gain

Series of Transactions

The Vanguard Group	Vanguard 500 Index Inv	$3,978,279			$3,978,279
The Vanguard Group	Vanguard 500 Index Inv		$3,841,754	$3,361,190	3,841,754	$480,564
The Vanguard Group	Vanguard Wellington Inv	5,657,980			5,657,980
The Vanguard Group	Vanguard Wellington Inv		3,328,096	2,987,305	3,328,096	340,791
The Vanguard Group	Vanguard Retire Savings Trust	3,917,652			3,917,652
The Vanguard Group	Vanguard Retire Savings Trust		3,832,325	3,832,325	3,832,325	—
CommScope, Inc.	CommScope Stock Fund	5,881,043			5,881,043
CommScope, Inc.	CommScope Stock Fund		6,910,409	6,829,017	6,910,409	81,392

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CommScope, Inc. of North Carolina Employees Retirement Savings Plan

June 21, 2006	/s/ BARRY D. GRAHAM
Date	Barry D. Graham Treasurer, CommScope, Inc. Member, Administrative Committee

INDEX OF EXHIBITS

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP.